November 19, 2019

Denise Lindsay
Executive Vice President/Chief Financial Officer
Meridian Corporation
9 Old Lincoln Highway
Malvern, PA 19335

       Re: Meridian Corporation
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           Form 10-Q for the Period Ended June 30, 2019
           Filed August 14, 2019
           File No. 000-55983

Dear Ms. Lindsay:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance